UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

FS CREDIT INCOME FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

30300R 203

(CUSIP Number)

Michael C. Forman

FS Credit Income Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

June 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,326,437.554
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,326,437.554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,437.554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 8,116.460
	8	SHARED VOTING POWER (See Item 5) 2,508,608.742
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,116.460
	10	SHARED DISPOSITIVE POWER (See Item 5) 2,508,608.742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,725.202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 2,454,435.056
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 2,454,435.056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,435.056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 1, 2017 (as amended to date, the “Statement”), relating to the Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Credit Income Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby further amended and supplemented by adding the following paragraph to the end thereof:

“On June 7, 2018, FSH distributed Shares in kind, without consideration, to its limited partners. As limited partners of FSH, Mr. Forman and Mr. Adelman, directly or indirectly through affiliated trusts or entities, received 329,195.565 and 314,109.985 Shares, respectively. Also, on June 7, 2018, FSH purchased 1,326,437.554 Shares at a price of $13.03 per Share with funds from its working capital.”

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby amended and restated as follows:

“Mr. Forman made the Seed Investment to provide seed capital to the Fund in accordance with 1940 Act requirements.

FSH made the FSH Investment in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the parent company to the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders. Additionally, the FSH Investment was made pursuant to an agreement with GoldenTree Asset Management LP (“GoldenTree”), the ultimate parent company of the Fund’s investment sub-adviser, whereby each of FSH (and its affiliates) and GoldenTree (and its affiliates) agreed to invest $10,000,000 in the Fund (collectively, the “Initial Investment”). This agreement was made in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and to demonstrate the alignment of the Fund’s investment advisers’ interests with those of Fund shareholders.

Mr. Forman is Chairman of the Board of Trustees, president and chief executive officer of the Fund. FSH is the ultimate parent company of the Fund’s investment adviser. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, the Reporting Persons have engaged and will continue to engage in discussions with management, members of the Fund’s Board of Trustees and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Fund’s Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Shares reported herein through open market or privately negotiated transactions in accordance with applicable securities laws. FSH may acquire additional Shares in the future for its own account or for the benefit of its limited partners.

Notwithstanding the foregoing, Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as FS Credit Income Advisor, LLC remains the Fund’s investment adviser.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated as follows:

“(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 7,064,072.706 Shares outstanding as of June 7, 2018.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby amended and restated as follows:

“Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as long as FS Credit Income Advisor, LLC remains the Fund’s investment adviser. Additionally, FSH and GoldenTree have agreed that neither they nor their affiliates will tender any of the Shares purchased in the Initial Investment (which includes the FSH Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and GoldenTree (and their affiliates) may tender up to $5,000,000 of the Shares purchased in the Initial Investment in a Fund repurchase offer on or after November 1, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.	Each of FSH and GoldenTree (and their affiliates) may tender any of the Shares purchased in the Initial Investment in a Fund repurchase offer on or after November 1, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.	Notwithstanding the foregoing, FSH and GoldenTree (together with their affiliates) will maintain a minimum investment of $1,000,000 in Shares at all times.

FSH may purchase additional Shares in the future for its own account or for the benefit of its limited partners.

The 852,975.623 Shares received directly or indirectly by Mr. Forman in a distribution from FSH as a limited partner on May 23, 2018 and the 813,887.517 Shares received directly or indirectly by Mr. Adelman in a distribution from FSH as a limited partner on May 23, 2018 may not be transferred or submitted for repurchase to the Fund until May 23, 2019.

The 329,195.565 Shares received directly or indirectly by Mr. Forman in a distribution from FSH as a limited partner on June 7, 2018 and the 314,109.985 Shares received directly or indirectly by Mr. Adelman in a distribution from FSH as a limited partner on June 7, 2018 may not be transferred or submitted for repurchase to the Fund until June 7, 2019.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons, dated November 1, 2017 (incorporated by reference to Exhibit 99.1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on November 1, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2018

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman